January 20, 2006

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-7010

Re: PrimeEnergy Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed April 6, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005, September 30, 005

Filed May 17, 2005 and August 15, 2005 and November 14, 2005

Response Letter Dated September 30, 2005

File No. 0-07406

Dear Ms. Davis:

In response to your letter dated December 14, 2005 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address each of your comments. Each of your comments has been listed below and our response follows in italics.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page F-5
  We have reviewed your response to prior comment number four. Please expand your response to provide your conclusion with respect to materiality.

  Response: The amount reported in the line item dry hole and abandonment costs is the same amount as exploration expense due to error. Exploration cost in 2004 of $5, 499,000 consisted of dry hole expenditures and certain geological, geophysical and seismic costs. Pursuant to Item II F.8 (b) of the Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, approximately $843,000 should have been excluded from the dry hole and abandonment cost line item. The effect of correcting this error would decrease Net Cash provided by operating activities from $26, 995,000 to $26,152,000 and decrease Net Cash used in investing activities from $24,621,000 to $23,778,000. The Registrant concludes the effect of this correction is immaterial.

  Note 1. Description of Operations & Significant Accounting Polices, page F-8

  We received your responses to prior comments five and six. We understand that you support your decision to apply the proportionate consolidation method by reference to Discussion point four of EITF Issue 00-1. It appears, however, that you have not fully addressed our comment with regard to your role as managing general partner. We, therefore, reissue prior comments five and six. In your response, describe the details of the partnership agreement, if any, that overcome a presumption of consolidation by you, as sole, managing general partner in the affiliated Partnerships. Please consider EITF Issue 04-5, Statement of Position 78-9 and EITF Issue 98-6.

Response: The Registrant did not consider its role as managing general partner in its decision to apply the proportionate consolidation method. That decision based oil the standard practice in the oil and gas industry as noted in EITF 00-1. When considering Statement of Position 78-9, the Registrant noted that it provided guidance to the Real Estate Industry and was not applicable to the Registrant's industry. When considering EITF Issues 04-5 and 98-6, the Registrant noted that scope discussions stated "The recommendation is not intended to change current practice regarding when it is not appropriate for a partner to use the pro rata method of consolidation for its investment in a partnership."

Note 7. Contingent Liabilities, page F-14

3. We have received your response to prior comment number eight. Please clarify whether your analysis was performed by partnership or the aggregate of the partnerships. We may have further comment.

Response: The Analysis of cash reserves required to satisfy Partnership obligations is performed by partnership.

Form 8-K Amendment No. 1, filed November 4, 2005

4. We understand from your Form 8-K, filed August 26, 2005, that your wholly-owned subsidiary contributed certain equipment and oil and gas properties in offshore Gulf of Mexico to FWOE Partners L.P. ("FWOE Partners") in exchange for a 20% general partner interest in FWOE Partners and a cash distribution of $42.9 million. We note that your subsidiary, as general partner, created FWOE Partners with the limited partner, TIFD III-X LLC ("TIFD"), an affiliate of GE Commercial Finance Energy Financial Services. Please address the following:

  Describe your accounting treatment of your subsidiary's contribution and assignment of equipment and oil and gas properties to FWOE Partners. Clarify whether the assets received by FWOE Partners were recorded at historical cost or at fair value.

Response: The assets received by FWOE Partners were recorded at their fair value based on EITF 86-29, Non monetary transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value. In this transaction, the boot was significant (in excess of 25% of the fair value of the exchange); therefore, the transaction was treated as a monetary transaction with both sides recorded at fair value.

  Describe the accounting treatment of your indirect 20% general partner interest in FWOE Partners. In your response, provide details about your subsidiary's role as general partner and the role of TIFD, as limited partner, that may have impacted your accounting policy.

Response: Pursuant to EITF 00-1, the Registrant's subsidiary accounts for its 20% general partner interest in FWOE Partners using the proportionate consolidation method. The subsidiary's role as general partner did not impact our accounting policy.

  Indicate whether the pro forma effects related to the receipt of your indirect 20% general partner interest is reflected in the pro forma financial statements. If not, please support your conclusion that this portion of the transaction does not impact the pro forma financial statements.

Response: The pro forma financial statements reflect the effects related to the receipt of our indirect 20% general partner interest.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer